[Sheppard Mullin letterhead]

Writer’s Direct Line: 310-228-3711

lmichaelson@sheppardmullin.com

September 29, 2006

John Reynolds, Assistant Director
Office of Emerging Growth Companies
United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C.  20549

Re:	Primedex Health Systems, Inc.
File Number 333-136800
Form S-4 filed August 22, 2006
File Number 0-19019
Form 10-K for the Year Ended October 31, 2005
Forms 10-Q for the Quarters Ended January 31, 2006, April 30, 2006 and July 31, 2006

Dear Mr. Reynolds:

We are responding to the comments in your letter to Howard G. Berger, M.D., President, Primedex Health Systems, Inc. (the “Company”), dated September 20, 2006.  Our responses to the comments should be read in connection with the enclosed marked to show changes copy of Amendment No. 1 of the Form S-4 filed on the date hereof (the “Amendment”), together with the enclosed marked to show changes copies of Amendments No. 1 to each of the Company’s Form 10-K for the year ended October 31, 2005 and Forms 10-Q for the quarters ended January 31, 2006, April 30, 2006 and July 31, 2006.  We refer to Primedex Health Systems, Inc. as “Primedex” or the “Company”.

Form S-4

1.             We cannot make the Form S-4 registration statement effective until you have amended your periodic reports to conform to the comments which follow.

The Company understands the Commission’s position in this regard.

Risk Factors

2.             Please provide a risk factor regarding the ineffective disclosure controls. Alternatively, please explain why disclosure is not appropriate.

In response to the Staff’s comment, the Company has added the requested risk factor, under the caption “Risk Factors”.  For your convenience, we have set forth below the risk factor for your review.

“Primedex has identified ineffective disclosure controls and procedures that if unsuccessfully remediated could adversely affect its ability to report its financial results on a timely and accurate basis.

Primedex determined that its disclosure controls and procedures were ineffective for the fiscal year ended October 31, 2005 and for the subsequent quarters ended January 31, 2006, April 30, 2006 and July 31, 2006. With respect to Primedex’s ineffective disclosure controls and procedures, Primedex determined that it had insufficient personnel resources and technical accounting expertise within the accounting function to resolve the following non-routine accounting matters: the recording of non-typical cost-based investments and unusual debt-related transactions and the appropriate analysis of the amortization lives of leasehold improvements in accordance with GAAP.

Primedex believes that it has adequately remediated the material weakness by entering into a consulting agreement on August 1, 2006 with MorganFranklin Corporation to advise it with respect to non-routine accounting matters. However, if Primedex has not effectively remediated the material weakness, such material weakness could result in non-timely filing of periodic reports or accounting deficiencies in its financial reporting.

Primedex may identify additional material weaknesses or other deficiencies in its internal controls in the future. Any material weaknesses or other deficiencies in Primedex’s control systems may affect its ability to comply with SEC reporting requirements and listing standards or cause Primedex’s financial statements to contain material misstatements which could negatively affect market price and trading liquidity of its common stock. In addition, there are inherent limitations in all control systems, and misstatements due to error or fraud may occur and not be detected.”

Form 10-K for the Fiscal Year Ended October 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results, page 23

3.             Please add disclosure to explain the impact of the ineffective controls regarding non-routine matters on the registrant’s financial statements, and provide disclosure in the “Controls and Procedures” section to identify all of the material matters rather than only giving examples.

In response to the Staff’s comment, the Company advises the Staff that for the fiscal year ended October 31, 2005, the Company experienced no impact on its financial statements as a result of the ineffective disclosure controls regarding non-routine matters.  Please see the revised disclosure included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Year Ended October 31, 2005 Compared to the Year Ended October 31, 2004” of Amendment No. 1 to Form 10-K (page 32).

The Company advises the Staff that under “Item 9a.  Disclosure Controls and Procedures” the Company identified all material matters and has revised the language accordingly.  Please see page 48.

Exhibit 31.1 – Certification

4.             It is necessary that the Certification include Item 601(b)(31)(i)(4)(c) of Regulation S-K of the Securities Act, which begins: “Evaluated the effectiveness of the registrant’s controls and procedures… .” Please revise.

In response to the Staff’s comment, the Company has revised the language of Exhibits 31.1 and 31.2 to add a new clause c.

Forms 10-Q for the Quarters Ended January 31, 2006, April 30, 2006 and July 31, 2006

5.             Please revise the “Controls and Procedures” section of the third quarter Form 10-Q to disclose in greater detail the steps that the company has taken and plans to take to remediate the material weakness.

In response to the Staff’s comment, the Company has revised “Item 4. Controls and Procedures.”  See page 36 of Amendment No. 1 to Form 10-Q for the quarter ended July 31, 2006.

6.             Please revise the “Controls and Procedures” section of the third quarter Form 10-Q to identify the professional service company with whom you entered into an agreement on August 1, 2006 and file it as an exhibit to that Form.

In response to the Staff’s comment, the Company has revised “Item 4.  Controls and Procedures” (See page 36) and filed the requested agreement as Exhibit 10.1.

Management’s Discussion and Analysis of Financial Condition and Results

7.             Please add disclosure to explain the impact of the ineffective controls regarding non-routine matters on the registrant’s financial statements, and provide disclosure in the “Controls and Procedures” section to identify all of the material matters rather than only giving examples.

In response to the Staff’s comment, the Company advises the Staff that the Company experienced no impact on its financial statements as a result of the ineffective disclosure controls regarding non-routine matters.  Please see pages 14, 16 and 15 of Amendments No. 1 to Form 10-Q for the quarters ended January 31, 2006, April 30, 2006 and July 31, 2006, respectively.  The Company advises the Staff that under “Item 4. Controls and Procedures” the Company identified all material matters and has revised the language accordingly.  Please see pages 29, 38, and 36 of Amendments No. 1 to Form 10-Q for the quarters ended January 31, 2006, April 30, 2006 and July 31, 2006, respectively.

Exhibits 31.1 – Certifications filed as exhibits to the Forms 10-Q for the Quarters Ended January 31, 2006, April 30, 2006 and July 31, 2006

8.             Our review of each of these Certifications indicates that, for each, you need to respond to the comment we have issued above for the Certification which you filed as an exhibit to the Form 10-K.

In response to the Staff’s Comments, the Company has revised the language of Exhibits 31.1 and 31.2 to each of the Forms 10-Q for the Quarters Ended January 31, 2006, April 30, 2006 and July 31, 2006.

Primedex further advises the Staff that:

•                                          Primedex is responsible for the adequacy and accuracy of the disclosure in its filings;

•                                          Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          Primedex may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

If you have any questions with regard to these responses, need further supplemental information or would like to discuss any of the matters covered in this letter, please feel free to contact me at (310) 228-3711.

Respectfully submitted,

/s/Linda Giunta Michaelson

Linda Giunta Michaelson

for SHEPPARD MULLIN RICHTER & HAMPTON LLP

cc:           Susann Reilly, Attorney